February 2014

Pricing Sheet dated February 14, 2014, relating to

Amendment No. 1 dated February 6, 2014 to

Preliminary Terms No. 94 dated February 5, 2014

Registration Statement No. 333-177923

Filed pursuant to Rule 433

STRUCTURED INVESTMENTS

Opportunities in U.S. Equities

Auto-Callable Securities due February 19, 2016

Based on the Performance of the Russell 2000® Index
Principal at Risk Securities

PRICING TERMS — FEBRUARY 14, 2014
Issuer:	JPMorgan Chase & Co.
Underlying index:	Russell 2000® Index
Aggregate principal amount:	$917,000
Automatic early redemption:	If, on any of the determination dates (other than the final determination date), the index closing level is greater than or equal to the initial index value, the securities will be automatically redeemed for a cash payment equal to the early redemption payment payable on the applicable redemption date.
Early redemption payment:	The early redemption payment will be an amount equal to the stated principal amount plus an amount in cash per stated principal amount corresponding to a return of approximately 9.50% per annum or 4.75% for each semiannual determination date, as follows:
• 1st determination date: $10.475 • 2nd determination date: $10.950 • 3rd determination date: $11.425
No further payments will be made on the securities once they have been redeemed.
Determination dates:	August 14, 2014, February 17, 2015, August 14, 2015 and February 14, 2016, subject to postponement for non-trading days and certain market disruption events. We also refer to February 14, 2016 as the final determination date.
Redemption dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date
Payment at maturity:	If the securities have not previously been redeemed, you will receive at maturity a cash payment as follows:
	• If the final index value is greater than or equal to the initial index value:	the maturity redemption payment, which is an amount in cash per stated principal amount corresponding to a return of approximately 9.50% per annum, or $11.90
	• If the final index value is less than the initial index value but greater than or equal to the downside threshold level:	the stated principal amount
• If the final index value is less than the downside threshold level:

(i) the stated principal amount multiplied by (ii) the index performance factor

Under these circumstances, the payment at maturity will be less than 80% of the stated principal amount and could be zero.

Index performance factor:	final index value / initial index value
Downside threshold level:	919.368, which is equal to 80% of the initial index value
Initial index value:	1,149.21, which was the index closing value of the underlying index on the pricing date
Final index value:	The index closing value of the underlying index on the final determination date
Stated principal amount:	$10 per security
Issue price:	$10 per security (see “Commissions and issue price” below)
Pricing date:	February 14, 2014
Original issue date (settlement date):	February 20, 2014
Maturity date:	February 19, 2016, subject to postponement in the event of for certain market disruption events and as described under “Description of Securities — Postponement of a Payment Date” in the accompanying product supplement no. MS-10-I
CUSIP/ISIN:	48127E809 / US48127E8093
Listing:	The securities will not be listed on any securities exchange.
Agent:	J.P. Morgan Securities LLC (“JPMS”)
Commissions and issue price:	Price to Public(1)	Fees and Commissions(2)	Proceeds to Issuer
Per security	$10.00	$0.175	$9.825
Total	$917,000.00	$16,047.50	$900,952.50

(1)	See “Additional Information about the Securities — Use of proceeds and hedging” in the accompanying preliminary terms for information about the components of the price to public of the securities.
(2)	JPMS, acting as agent for JPMorgan Chase & Co., will pay all of the selling commissions of $0.175 per $10 stated principal amount security it receives from us to Morgan Stanley Smith Barney LLC. See “Underwriting (Conflicts of Interest)” beginning on page PS-43 of the accompanying product supplement no. MS-10-I.

The estimated value of the securities on the pricing date as determined by JPMS was $9.591 per $10 stated principal amount security. See “Additional Information about the Securities — JPMS’s estimated value of the securities” in the accompanying preliminary terms for additional information.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering, the related product supplement no. MS-10-I, underlying supplement no. 1-I, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below. Please also see “Additional Information about the Securities” in the accompanying preliminary terms.

Amendment no. 1 dated February 6, 2014 to Preliminary Terms no. 94 dated February 5, 2014: http://www.sec.gov/Archives/edgar/data/19617/000095010314000925/dp43857_fwp-a94.htm

Product supplement no. MS-10-I dated February 5, 2014: http://www.sec.gov/Archives/edgar/data/19617/000089109214000864/e57265_424b2.pdf

Underlying supplement no. 1-I dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

Prospectus supplement dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

Prospectus dated November 14, 2011: http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free (800) 869-3326.